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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26184

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 AND ENDING December 31, 2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Ascher Decision Services, Inc.~~ CORPORATE CAPITAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2049 Century Park East, Suite 4200
(No and Street)

Los Angeles | California | 90067
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Ascher (626) 683-0000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170 | Northridge | CA | 91324
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16

3/17

OATH OR AFFIRMATION

I, Stephen Ascher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ascher Decision Services, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CALIFORNIA County of LOS ANGELES Subscribed and sworn (or affirmed) to before me this 3RD day of FEBRUARY 20 09, by satasfactory evidence to be the person(s) who appeared before me.

[signature]
Notary Public

[signature]
Signature

President
Title

DORIS P. FISK
Commission # 1670899
Notary Public - California
Los Angeles County
My Comm. Expires May 28, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Ascher Decision Services, Inc.:

We have audited the accompanying statement of financial condition of Ascher Decision Services, Inc. (the Company) as of December 31, 2008, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ascher Decision Services, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and stagnant activity which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2009

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Ascher Decision Services, Inc.
Statement of Financial Condition
December 31, 2008

Assets

Cash	$ 6,460
Total assets	$ 6,460

Liabilities & Stockholders' Equity

Liabilities	
Accounts payable	$ 250
Total liabilities	250
Stockholders' equity	
Common stock, $1.00 par value, 1,000,000 authorized, 6,666 shares issued and outstanding	6,666
Additional paid-in capital	99,062
Accumulated deficit	(99,518)
Total stockholders' equity	6,210
Total liabilities & stockholders' equity	$ 6,460

The accompanying notes are an integral part of these financial statements.

Ascher Decision Services, Inc.
Statement of Operations
For the Year Ended December 31, 2008

Revenues	
Commissions	$ 172
Interest income	8
Total revenues	180
Expenses	
Other operating expenses	8,261
Total expenses	8,261
Net income (loss) before income tax provision	(8,081)
Income tax provision	800
Net income (loss)	$ (8,881)

The accompanying notes are an integral part of these financial statements.

Ascher Decision Services, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2008

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at December 31, 2007	$ 6,666	$ 93,125	$ (90,637)	$ 9,154
Contributed capital	–	5,937	–	5,937
Net income (loss)	–	–	(8,881)	(8,881)
Balance at December 31, 2008	$ 6,666	$ 99,062	$ (99,518)	$ 6,210

The accompanying notes are an integral part of these financial statements.

Ascher Decision Services, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flow from operating activities:		
Net income (loss)		$ (8,881)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Receivable from shareholder	$ 1,624	
(Decrease) increase in:		
Accounts payable	(1,200)	
Income tax payable	(800)	
Total adjustments		(376)
Net cash provided by (used in) operating activities		(9,257)
Cash flows from investing activities:		–
Cash flows from financing activities:		
Contributed capital	5,937	
Net cash provided by (used in) financing activities		5,937
Net increase (decrease) in cash		(3,320)
Cash at the beginning of the year		9,780
Cash at the end of the year		$ 6,460

Supplemental disclosure of cash flow information

Cash paid during the period ended December 31, 2008	
Income taxes	$ 800
Interest	$ –

The accompanying notes are an integral part of these financial statements.

Ascher Decision Services, Inc.
Notes to Financial Statements
December 31, 2008

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Ascher Decision Services, Inc. (the "Company") was incorporated in the state of California on March 5, 1981, and is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") in the business of securities brokerage and investment counseling. The Company is 70% owned by Stephen Y. Ascher, 20% owned by Quantum Leap Institute, 5% by the Shade Family Trust, and 5% owned by Catherine Ascher. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities.

The Company earns advisory fees for its involvement in occasional investment banking deals.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United State of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a settlement date basis.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: GOING CONCERN

For the year ended December 31, 2008, the Company conducted no securities business and was only able to maintain operations via additional paid-in capital from its shareholders and management.

The Company is currently investigating entering into the sale to other organizations. Should the Company not consummate any of these engagements and remain stagnant in its securities business, it is doubtful that the Company could continue as a going concern. Management plans to continue to fund the operations of the Company in the short run.

Note 3: INCOME TAXES

The income tax provision for the year ended December 31, 2008, consists of the California Franchise Tax Board minimum tax of $800.

The Company has available at December 31, 2008, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $16,145, that expires as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended December 31,
$ 51,039	2021
4,559	2022
5,320	2023
4,069	2024
19,902	2025
13,861	2026
8,881	2028
$ 107,631	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ended December 31, 2008, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Statement Number	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After 12/15/07
SFAS 141(R)	Business Combinations	After 12/15/08
SFAS 157	Fair Value Measurements	After 12/15/07
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After 12/15/07
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After 12/15/08

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 5: COMPUTATION OF NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2008, the Company had net capital of $6,210 which was $1,210 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($250) to net capital 0.04 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 6: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $249 difference between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 6,459
Adjustments:		
Accumulated deficit	$ (249)	
Total adjustments		(249)
Net capital per audited statements		$ 6,210

Note 7: SUBSEQUENT EVENT

Subsequent to year end, but prior to the issuance of these financial statements, management entered into an agreement to sell the Company. The sale is to be consummated after the filing of the Company's December 31, 2008 audit report.

The Company changed its name from Ascher Decisions Services, Inc. to Corporate Capital Securities, Inc. but this name change was not approved by FINRA.

The financial statements contain no adjustments for the impending sale or name change.

Ascher Decision Services, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2008

Computation of net capital		
Shareholders' equity		
Common stock	$ 6,666	
Additional paid-in capital	99,062	
Accumulated deficit	(99,518)	
Total stockholders' equity		$ 6,210
Less: Non-allowable assets		-
Net capital		6,210
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 17	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 1,210
Percentage of aggregate indebtedness to net capital	0.04:1	

There is a $249 difference in the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2008.
See Note 6.

Ascher Decision Services, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2008

A computation of reserve requirement is not applicable to Ascher Decision Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report

Ascher Decision Services, Inc.
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2008

Information relating to possession or control requirements is not applicable to Ascher Decision Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report

Ascher Decision Services, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2008

Board of Directors
Ascher Decision Services, Inc.:

In planning and performing our audit of the financial statements of Ascher Decision Services, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority , and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2009

Ascher Decision Services, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2008